UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Power Solutions International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
34637 R 10 0
(CUSIP Number)
April 29, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34637 R 10 0

1	NAMES OF REPORTING PERSONS BTG Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		841,661 shares of Common Stock (7.2%)(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		841,661 shares of Common Stock (7.2%)(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	841,661(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00 (limited liability company)
(1) Byron C. Roth and Gordon J. Roth share voting and dispositive control over securities held by BTG Investments LLC (“BTG”).
(2) Represents 841,661 shares of Common Stock issuable to BTG upon conversion of 2,514 shares of the issuer’s Series A Convertible Preferred Stock, subject to certain limitations set forth in a related certificate of designation. BTG disclaims beneficial ownership of an additional 23,435 shares of Common Stock issuable to Gordon J. Roth, manager of BTG, upon conversion of 70 shares of the issuer’s Series A Convertible Preferred Stock held directly by Mr. Roth, subject to certain limitations set forth in a related certificate of designation.

(Page 2 of 5 Pages)

Item 1.
(a)	Name of Issuer

Power Solutions International, Inc.

(b)	Address of Issuer’s Principal Executive Offices

655 Wheat Lane, Wood Dale, IL 60191

Item 2.
(a)	Name of Person Filing BTG Investments LLC

(b)	Address of Principal Business Office or, if none, Residence

24 Corporate Plaza, Newport Beach, CA 92660

(c)	Citizenship Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number:

34637 R 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

(Page 3 of 5 Pages)

Item 4.	Ownership.
The information set forth on pages 2 hereof as to the beneficial ownership and the voting or dispositive power of the securities is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 4 of 5 Pages)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BTG Investments LLC
	By:	/s/ Gordon J. Roth
May 11, 2011		Gordon J. Roth
Manager

(Page 5 of 5 Pages)